UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-31221

Total number of pages: 20

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 6, 2015	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on February 6, 2015 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2014 and DECEMBER 31, 2014

	Millions of yen
	March 31, 2014	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥163,370
Short-term investments	19,561	110,130
Accounts receivable	281,509	263,748
Receivables held for sale	787,459	869,438
Credit card receivables	220,979	241,086
Other receivables	315,962	301,789
Allowance for doubtful accounts	(15,078)	(13,976)
Inventories	232,126	208,479
Deferred tax assets	61,592	45,392
Prepaid expenses and other current assets	95,732	109,535

Total current assets	2,526,762	2,298,991

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	5,019,482
Buildings and structures	897,759	902,068
Tools, furniture and fixtures	553,497	543,540
Land	201,121	200,652
Construction in progress	158,173	146,501
Accumulated depreciation and amortization	(4,228,610)	(4,307,157)

Total property, plant and equipment, net	2,557,766	2,505,086

Non-current investments and other assets:
Investments in affiliates	424,531	426,610
Marketable securities and other investments	171,875	187,137
Intangible assets, net	665,960	635,436
Goodwill	262,462	262,304
Other assets	629,174	605,144
Deferred tax assets	269,500	259,142

Total non-current investments and other assets	2,423,502	2,375,773

Total assets	¥7,508,030	¥7,179,850

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥211
Short-term borrowings	9,495	106,378
Accounts payable, trade	798,315	712,780
Accrued payroll	54,294	42,768
Accrued income taxes	175,683	41,842
Other current liabilities	167,951	185,939

Total current liabilities	1,205,986	1,089,918

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,470
Accrued liabilities for point programs	113,001	91,385
Liability for employees’ retirement benefits	160,666	166,623
Other long-term liabilities	114,261	132,190

Total long-term liabilities	608,531	610,668

Total liabilities	1,814,517	1,700,586

Redeemable noncontrolling interests	14,869	15,096

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,875	732,875
Retained earnings	4,328,389	4,466,880
Accumulated other comprehensive income (loss)	9,590	27,556
Treasury stock	(377,168)	(746,865)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,430,126
Noncontrolling interests	35,278	34,042

Total equity	5,678,644	5,464,168

Commitments and contingencies

Total liabilities and equity	¥7,508,030	¥7,179,850

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2013 and 2014

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Operating revenues:
Mobile communications services	¥2,220,208	¥2,061,187
Equipment sales	675,765	731,184
Other operating revenues	467,591	534,409

Total operating revenues	3,363,564	3,326,780

Operating expenses:
Cost of services (exclusive of items shown separately below)	789,440	830,646
Cost of equipment sold (exclusive of items shown separately below)	580,143	641,135
Depreciation and amortization	521,791	486,902
Selling, general and administrative	783,529	780,957

Total operating expenses	2,674,903	2,739,640

Operating income	688,661	587,140

Other income (expense):
Interest expense	(1,275)	(716)
Interest income	1,312	1,033
Other, net	14,857	7,519

Total other income (expense)	14,894	7,836

Income before income taxes and equity in net income (losses) of affiliates	703,555	594,976

Income taxes:
Current	259,931	189,964
Deferred	5,603	19,052

Total income taxes	265,534	209,016

Income before equity in net income (losses) of affiliates	438,021	385,960

Equity in net income (losses) of affiliates	(12,778)	(4,585)

Net income	425,243	381,375

Less: Net (income) loss attributable to noncontrolling interests	4,932	476

Net income attributable to NTT DOCOMO, INC.	¥430,175	¥381,851

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,146,760,100	4,080,645,681

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥103.74	¥93.58

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Net income	¥425,243	¥381,375
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	19,318	15,359
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	49	24
Foreign currency translation adjustment, net of applicable taxes	15,630	2,841
Pension liability adjustment, net of applicable taxes	5,326	(206)

Total other comprehensive income (loss)	40,323	18,018

Comprehensive income	465,566	399,393

Less: Comprehensive (income) loss attributable to noncontrolling interests	4,830	424

Comprehensive income attributable to NTT DOCOMO, INC.	¥470,396	¥399,817

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2013 and 2014

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
Operating revenues:
Mobile communications services	¥728,482	¥673,430
Equipment sales	276,341	289,316
Other operating revenues	159,770	191,059

Total operating revenues	1,164,593	1,153,805

Operating expenses:
Cost of services (exclusive of items shown separately below)	272,808	275,024
Cost of equipment sold (exclusive of items shown separately below)	254,177	259,298
Depreciation and amortization	182,695	163,471
Selling, general and administrative	239,406	268,459

Total operating expenses	949,086	966,252

Operating income	215,507	187,553

Other income (expense):
Interest expense	(483)	(210)
Interest income	455	313
Other, net	6,304	3,258

Total other income (expense)	6,276	3,361

Income before income taxes and equity in net income (losses) of affiliates	221,783	190,914

Income taxes:
Current	79,769	59,847
Deferred	2,194	7,269

Total income taxes	81,963	67,116

Income before equity in net income (losses) of affiliates	139,820	123,798

Equity in net income (losses) of affiliates	(11,729)	(903)

Net income	128,091	122,895

Less: Net (income) loss attributable to noncontrolling interests	1,684	(567)

Net income attributable to NTT DOCOMO, INC.	¥129,775	¥122,328

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,146,760,100	3,953,081,784

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥31.30	¥30.94

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014
Net income	¥128,091	¥122,895
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	5,188	8,932
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	58	(15)
Foreign currency translation adjustment, net of applicable taxes	61	11,773
Pension liability adjustment, net of applicable taxes	4,929	(128)

Total other comprehensive income (loss)	10,236	20,562

Comprehensive income	138,327	143,457

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,690	(701)

Comprehensive income attributable to NTT DOCOMO, INC.	¥140,017	¥142,756

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2013 and 2014

	Millions of yen
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014
Cash flows from operating activities:
Net income	¥425,243	¥381,375
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	521,791	486,902
Deferred taxes	5,603	19,052
Loss on sale or disposal of property, plant and equipment	22,977	29,839
Equity in net (income) losses of affiliates	12,778	4,585
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(6,694)	17,315
(Increase) / decrease in receivables held for sale	(100,016)	(81,979)
(Increase) / decrease in credit card receivables	(13,088)	(10,660)
(Increase) / decrease in other receivables	1,340	11,962
Increase / (decrease) in allowance for doubtful accounts	(4,336)	3,047
(Increase) / decrease in inventories	(76,974)	20,898
(Increase) / decrease in prepaid expenses and other current assets	(31,465)	(13,537)
(Increase) / decrease in non-current receivables held for sale	(30,209)	(44,960)
Increase / (decrease) in accounts payable, trade	(20,923)	(11,921)
Increase / (decrease) in accrued income taxes	(18,053)	(133,789)
Increase / (decrease) in other current liabilities	(2,817)	24,618
Increase / (decrease) in accrued liabilities for point programs	(11,040)	(21,616)
Increase / (decrease) in liability for employees’ retirement benefits	(5,428)	5,972
Increase / (decrease) in other long-term liabilities	(8,342)	16,854
Other, net	1,772	(6,549)

Net cash provided by operating activities	662,119	697,408

Cash flows from investing activities:
Purchases of property, plant and equipment	(383,602)	(383,390)
Purchases of intangible and other assets	(167,654)	(137,582)
Purchases of non-current investments	(14,838)	(3,187)
Proceeds from sale of non-current investments	3,398	526
Acquisitions of subsidiaries, net of cash acquired	(11,271)	—
Purchases of short-term investments	(36,661)	(32,591)
Redemption of short-term investments	55,095	22,122
Proceeds from redemption of long-term bailment for consumption to a related party	10,000	—
Short-term bailment for consumption to a related party	(70,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	70,000	—
Other, net	(1,786)	(4,302)

Net cash used in investing activities	(547,319)	(538,404)

Cash flows from financing activities:
Proceeds from long-term debt	50,000	—
Repayment of long-term debt	(74,783)	(169)
Proceeds from short-term borrowings	10,004	111,362
Repayment of short-term borrowings	(21,804)	(14,403)
Principal payments under capital lease obligations	(1,619)	(1,305)
Payments to acquire treasury stock	—	(369,697)
Dividends paid	(248,597)	(243,196)
Other, net	15,850	(4,593)

Net cash provided by (used in) financing activities	(270,949)	(522,001)

Effect of exchange rate changes on cash and cash equivalents	2,736	(553)

Net increase (decrease) in cash and cash equivalents	(153,413)	(363,550)
Cash and cash equivalents as of beginning of period	493,674	526,920

Cash and cash equivalents as of end of period	¥340,261	¥163,370

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥886	¥1,538
Cash paid during the period for:
Interest, net of amount capitalized	1,751	836
Income taxes	279,942	324,729

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Recently issued accounting standards

Revenue from contracts with customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for DOCOMO on April 1, 2017. Early adoption is not permitted.

DOCOMO is evaluating the effect that the ASU will have on DOCOMO’s quarterly consolidated financial statements and related disclosures. DOCOMO has not yet selected a transition method nor has it determined the effect of the standard on DOCOMO’s ongoing financial reporting.

(b) Change in accounting estimate

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied prospectively as a change in accounting estimate.

The impact from this change in accounting estimate on the consolidated statements of income is increases in “Income before income taxes and equity in net income (losses) of affiliates,” “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” of ¥35,505 million, ¥22,794 million and ¥5.59, respectively, for the nine months ended December 31, 2014, and increases of ¥17,057 million, ¥10,950 million and ¥2.77, respectively, for the three months ended December 31, 2014.

(c) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the nine months ended December 31, 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with the above (ii), the provision that NTT DOCOMO, INC. may, subject to resolution of the Board of Directors, pay interim dividends with its record date as of September 30 of each year, is stipulated in NTT DOCOMO, INC.’s articles of incorporation.

In the general meeting of shareholders held on June 19, 2014, the shareholders approved cash dividends of ¥124,403 million or ¥30 per share, payable to shareholders of record as of March 31, 2014, which were declared by the board of directors on April 25, 2014. The source of dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 20, 2014.

On October 31, 2014, the board of directors declared interim cash dividends of ¥118,957 million or ¥30 per share, payable to shareholders recorded as of September 30, 2014. The source of interim cash dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the interim cash dividends on November 20, 2014.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. In accordance with (ii), the provision that NTT DOCOMO, INC. may acquire treasury stock through open market transactions by a resolution of the Board of Directors is stipulated in NTT DOCOMO, INC.’s articles of incorporation in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not to exceed ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2013	4,365,000,000	218,239,900

As of December 31, 2013	4,365,000,000	218,239,900

As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the board of directors	—	215,276,121

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	74

As of December 31, 2014	4,365,000,000	433,516,095

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

As mentioned above, the meeting of the board of directors approved share repurchase plans as follows:

		Shares	Millions of yen
Date of the meeting of the board of directors	Term of repurchase	Approved maximum number of treasury stock to be repurchased	Approved maximum budget for share repurchase
August 6, 2014	August 7, 2014 - September 3, 2014	206,489,675	¥350,000
October 31, 2014	November 1, 2014 - March 31, 2015	138,469,879	192,306

Aggregate number and price of shares repurchased are summarized as follows:

	Shares/Millions of yen
	Nine months ended December 31, 2014	Three months ended December 31, 2014
Aggregate number of shares repurchased	215,276,195	33,746,074
Aggregate price of shares repurchased	¥369,697	¥62,003

Aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), are 176,991,100 shares and ¥300,000 million for the nine months ended December 31, 2014, and are none for the three months ended December 31, 2014.

Aggregate number and price of shares repurchased during January 2015 are 13,300,000 shares and ¥25,312 million.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Nine months ended December 31, 2013
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	18,895	12	10,106	8,179	37,192
Amounts reclassified from accumulated other comprehensive income (loss)	423	37	5,524	(2,853)	3,131

Other comprehensive income (loss)	19,318	49	15,630	5,326	40,323

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	(102)	—	(102)

Balance as of December 31, 2013	¥55,690	¥(31)	¥(34,379)	¥(30,171)	¥(8,891)

	Millions of yen
	Nine months ended December 31, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

Other comprehensive income (loss) before reclassifications	15,238	38	2,841	(193)	17,924
Amounts reclassified from accumulated other comprehensive income (loss)	121	(14)	—	(13)	94

Other comprehensive income (loss)	15,359	24	2,841	(206)	18,018

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	(52)	—	(52)

Balance as of December 31, 2014	¥60,397	¥(73)	¥(9,648)	¥(23,120)	¥27,556

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Three months ended December 31, 2013
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2013	¥50,502	¥(89)	¥(34,446)	¥(35,100)	¥(19,133)

Other comprehensive income (loss) before reclassifications	4,489	48	(5,383)	8,179	7,333
Amounts reclassified from accumulated other comprehensive income (loss)	699	10	5,444	(3,250)	2,903

Other comprehensive income (loss)	5,188	58	61	4,929	10,236

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	6	—	6

Balance as of December 31, 2013	¥55,690	¥(31)	¥(34,379)	¥(30,171)	¥(8,891)

	Millions of yen
	Three months ended December 31, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2014	¥51,465	¥(58)	¥(21,286)	¥(22,992)	¥7,129

Other comprehensive income (loss) before reclassifications	8,811	(23)	11,773	(124)	20,437
Amounts reclassified from accumulated other comprehensive income (loss)	121	8	—	(4)	125

Other comprehensive income (loss)	8,932	(15)	11,773	(128)	20,562

Less: other comprehensive (income) loss attributable to noncontrolling interests	0	—	(135)	—	(135)

Balance as of December 31, 2014	¥60,397	¥(73)	¥(9,648)	¥(23,120)	¥27,556

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the nine months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥(633)	¥9	“Other, net” of “Other income (expense)”
	—	(198)	“Equity in net income (losses) of affiliates”

	(633)	(189)	Pre-tax amount
	210	68	Tax benefit (expense)

	(423)	(121)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(57)	22	“Equity in net income (losses) of affiliates”

	(57)	22	Pre-tax amount
	20	(8)	Tax benefit (expense)

	(37)	14	Net-of-tax amount

Foreign currency translation adjustment	(7)	—	“Other, net” of “Other income (expense)”
	(8,725)	—	“Equity in net income (losses) of affiliates”

	(8,732)	—	Pre-tax amount
	3,208	—	Tax benefit (expense)

	(5,524)	—	Net-of-tax amount

Pension liability adjustment	4,443	20	(*2)

	4,443	20	Pre-tax amount
	(1,590)	(7)	Tax benefit (expense)

	2,853	13	Net-of-tax amount

Total reclassified amounts	¥(3,131)	¥(94)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended December 31, 2013	Three months ended December 31, 2014	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥(1,089)	¥9	“Other, net” of “Other income (expense)”
	—	(198)	“Equity in net income (losses) of affiliates”

	(1,089)	(189)	Pre-tax amount
	390	68	Tax benefit (expense)

	(699)	(121)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(15)	(12)	“Equity in net income (losses) of affiliates”

	(15)	(12)	Pre-tax amount
	5	4	Tax benefit (expense)

	(10)	(8)	Net-of-tax amount

Foreign currency translation adjustment	(8,725)	—	“Equity in net income (losses) of affiliates”

	(8,725)	—	Pre-tax amount
	3,281	—	Tax benefit (expense)

	(5,444)	—	Net-of-tax amount

Pension liability adjustment	5,062	6	(*2)

	5,062	6	Pre-tax amount
	(1,812)	(2)	Tax benefit (expense)

	3,250	4	Net-of-tax amount

Total reclassified amounts	¥(2,903)	¥(125)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of mobile communications business, smart life business and other businesses from the first quarter of this fiscal year in order to clearly define its business management of the mobile communications fields where DOCOMO is taking steps to reinforce its competitiveness, and the new business fields where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The mobile communications business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone Protection services,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the nine months ended December 31, 2013 and the three months ended December 31, 2013 has been restated to conform to the presentation for the nine months ended December 31, 2014 and the three months ended December 31, 2014.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Mobile communications business-
External customers	¥2,892,029	¥2,790,350
Intersegment	1,316	855

Subtotal	2,893,345	2,791,205
Smart life business-
External customers	257,365	309,582
Intersegment	8,418	9,818

Subtotal	265,783	319,400
Other businesses-
External customers	214,170	226,848
Intersegment	8,978	8,576

Subtotal	223,148	235,424

Total	3,382,276	3,346,029
Elimination	(18,712)	(19,249)

Consolidated	¥3,363,564	¥3,326,780

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Mobile communications business-
External customers	¥1,003,572	¥966,920
Intersegment	406	295

Subtotal	1,003,978	967,215
Smart life business-
External customers	89,145	112,299
Intersegment	2,778	2,123

Subtotal	91,923	114,422
Other businesses-
External customers	71,876	74,586
Intersegment	3,121	2,703

Subtotal	74,997	77,289

Total	1,170,898	1,158,926
Elimination	(6,305)	(5,121)

Consolidated	¥1,164,593	¥1,153,805

Segment operating income (loss):
	Millions of yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Mobile communications business	¥677,395	¥561,437
Smart life business	12,541	20,403
Other businesses	(1,275)	5,300

Total	688,661	587,140
Elimination	—	—

Consolidated	¥688,661	¥587,140

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Mobile communications business	¥210,707	¥176,863
Smart life business	4,765	8,070
Other businesses	35	2,620

Total	215,507	187,553
Elimination	—	—

Consolidated	¥215,507	¥187,553

As indicated in “Note2. (b) Change in accounting estimate,” effective July 1, 2014, DOCOMO has revised its estimate of the useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life. As a result, compared with the method used prior to July 1, 2014, operating income for the Mobile communications business segment, Smart life business segment, and Other businesses segment increased by ¥32,475 million, ¥851 million, and ¥2,179 million, respectively, for the nine months ended December 31, 2014, and increased by ¥14,845 million, ¥378 million, and ¥1,834 million, respectively, for the three months ended December 31, 2014.

Operating income is operating revenues less operating expenses.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2014 and December 31, 2014 were as follows:

	Millions of yen
	March 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥81,598	¥81,598	¥—	¥—
Equity securities (foreign)	77,172	77,172	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	158,775	158,775	—	—

Derivatives
Interest rate swap agreements	¥25	¥—	¥25	¥—
Foreign currency option contracts	272	—	272	—

Total derivatives	297	—	297	—

Total	¥159,072	¥158,775	¥297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥2	¥—	¥2	¥—

Total derivatives	2	—	2	—

Total	¥2	¥—	¥2	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥79,055	¥79,055	¥—	¥—
Equity securities (foreign)	94,512	94,512	—	—
Debt securities (foreign)	6	6	—	—

Total available-for-sale securities	173,573	173,573	—	—

Derivatives
Interest rate swap agreements	¥8	¥—	¥8	¥—
Foreign exchange forward contracts	11	—	11	—
Foreign currency option contracts	742	—	742	—

Total derivatives	761	—	761	—

Total	¥174,334	¥173,573	¥761	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥2	¥—	¥2	¥—

Total derivatives	2	—	2	—

Total	¥2	¥—	¥2	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Nine months ended December 31, 2013
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥689,275	¥—	¥689,275	¥—	¥(8,538)

	Millions of yen
	Nine months ended December 31, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥797,610	¥—	¥797,610	¥—	¥(7,178)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Three months ended December 31, 2013
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥460,294	¥—	¥460,294	¥—	¥(6,878)

	Millions of yen
	Three months ended December 31, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥487,653	¥—	¥487,653	¥—	¥(6,290)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

7. Subsequent event:

(a) Share Repurchases

During January 2015, NTT DOCOMO, INC. repurchased its common stock. Related information is disclosed in “Note 3 Equity.”

(b) Tata Teleservices Limited

Tata Teleservices Limited (“TTSL”) is a telecommunications operator in India and a privately held company.

As of December 31, 2013 and 2014, DOCOMO held approximately 26.5% of the outstanding common shares of TTSL and has accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited ( “Tata Sons” ), the parent company of TTSL, and DOCOMO, when DOCOMO entered into a business alliance with TTSL in March 2009, DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥138.5 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus DOCOMO has not accounted for the sales transaction for the year ending March 31, 2015. DOCOMO continues to account for the investment in TTSL under the equity method as DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the board of directors of TTSL even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the likelihood of the transaction as described above will not be carried out.

*	1 rupee = ¥1.91 as of December 30, 2014